Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Fund's officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that two Form 3 Initial Statement of Beneficial Ownership of Securities reports were filed late. Forms 3 for William A. Housey Jr. and Scott D. Fries were filed on April 29, 2014 although the event necessitating the filing of the reports was September 20, 2013. Both Mr. Housey and Mr. Fries are officers of the Adviser and became portfolio managers for the Fund on September 20, 2013.